SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              AMENDED SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)*

                               Genta Incorporated
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                  372 45 M 20 7
                                 (CUSIP Number)

                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:
David M. Tanen                                            Monica C. Lord, Esq.
Paramount Capital Asset                                   Kramer Levin
Management, Inc.                                          Naftalis & Frankel LLP
787 Seventh Avenue                                        919 Third Avenue
New York, NY 10019                                        New York, NY  10022
(212) 554-4356                                            (212) 715-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 August 30, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:
|-|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 14 Pages

--------------------------------------                --------------------------
      CUSIP No. 372 45 M 20 7               13D            Page 2 of 14 Pages
--------------------------------------                --------------------------

--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    |_|
                                                                    (b)    |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              OO (see Item 3)
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e) |-|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
             NUMBER OF                      7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                            None
              OWNED BY              --------------------------------------------
                EACH                        8       SHARED VOTING POWER
             REPORTING
               PERSON                               24,057,609
                WITH                --------------------------------------------
                                            9       SOLE DISPOSITIVE POWER

                                                    None
                                    --------------------------------------------
                                           10       SHARED DISPOSITIVE POWER

                                                    24,057,609
--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              24,057,609
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
              SHARES*
                                                                          |_|
--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              64.5% (57.0% of the outstanding voting power)**
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------

** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of September 14, 1999, Paramount Capital Asset Management, Inc. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 57.0% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------------------                 -------------------------
      CUSIP No. 372 45 M 20 7                 13D          Page 3 of 14 Pages
--------------------------------------                 -------------------------

--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    |_|
                                                                    (b)    |_|

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              OO (see Item 3)
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)
                                                                         |-|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
             NUMBER OF                      7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                            None
              OWNED BY              --------------------------------------------
                EACH                        8       SHARED VOTING POWER
             REPORTING
               PERSON                               7,858,219
                WITH                --------------------------------------------
                                            9       SOLE DISPOSITIVE POWER

                                                    None
                                    --------------------------------------------
                                           10       SHARED DISPOSITIVE POWER

                                                    7,858,219
--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,858,219
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
              SHARES*
                                                                    |_|
--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              29.7% (21.5% of the outstanding voting power)**
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------

** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of September 14, 1999, the Aries Domestic Fund, L.P. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 21.5% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------------------                 -------------------------
      CUSIP No. 372 45 M 20 7              13D             Page 4 of 14 Pages
--------------------------------------                 -------------------------

--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Aries Domestic Fund II, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   |_|
                                                                     (b)   |_|

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              OO (see Item 3)
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)
                                                                          |-|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
             NUMBER OF                      7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                            None
              OWNED BY               -------------------------------------------
                EACH                        8       SHARED VOTING POWER
             REPORTING
               PERSON                               139,258
                WITH
                                     -------------------------------------------
                                            9       SOLE DISPOSITIVE POWER

                                                    None
                                     -------------------------------------------
                                           10       SHARED DISPOSITIVE POWER

                                                    139,258
--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              139,258
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
              SHARES*
                                                                      |_|
--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.7% (0.4% of the outstanding voting power)**
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------

** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of September 14, 1999, the Aries Domestic Fund II, L.P. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 0.4% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------------------                 -------------------------
      CUSIP No. 372 45 M 20 7             13D              Page 5 of 14 Pages
--------------------------------------                 -------------------------

--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              The Aries Master Fund
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    |_|
                                                                  (b)    |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              OO (see Item 3)
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)
                                                                          |-|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands

--------------------------------------------------------------------------------
             NUMBER OF                      7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                            None
              OWNED BY              --------------------------------------------
                EACH                        8       SHARED VOTING POWER
             REPORTING
               PERSON                               16,060,131
                WITH
                                    --------------------------------------------
                                            9       SOLE DISPOSITIVE POWER

                                                    None
                                    --------------------------------------------
                                           10       SHARED DISPOSITIVE POWER

                                                    16,060,131
--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              16,060,131
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
              SHARES*
                                                                         |_|
--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              50.78% (40.8% of the outstanding voting power)**
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON* OO (see Item 2)
--------------------------------------------------------------------------------

** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of September 14, 1999, The Aries Master Fund may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 40.8% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------------------                 -------------------------
      CUSIP No. 372 45 M 20 7              13D             Page 6 of 14 Pages
--------------------------------------                 -------------------------

--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    |_|
                                                                    (b)    |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              OO (see Item 3)
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)
                                                                        |-|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
             NUMBER OF                      7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                            2,866,393**
              OWNED BY              --------------------------------------------
                EACH                        8       SHARED VOTING POWER
             REPORTING
               PERSON                               26,784,481
                WITH                --------------------------------------------
                                            9       SOLE DISPOSITIVE POWER

                                                    2,866,393**
                                    --------------------------------------------
                                           10       SHARED DISPOSITIVE POWER

                                                    26,784,481
--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              26,784,481**
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
              SHARES*
                                                                 |_|
--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              67.1% (59.6% of the outstanding voting power)**
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of September 14, 1999, Lindsay A. Rosenwald, M.D. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 59.6% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

                                  SCHEDULE 13D

               This Amendment No. 16 amends and supplements the following items of the Reporting Persons' Amended and Restated Schedule 13D, dated November 1, 1998, as amended to date (the "Schedule").

Item 2.        Identity and Background

               Item 2 is hereby amended and restated to read in its entirety as follows:

        (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Master Fund(1), a Cayman Island exempted company ("Aries Fund"), Dr. Lindsay A. Rosenwald (together with Paramount Capital, Aries Domestic and Aries Fund, the "Aries Reporting Persons") and Aries Domestic Fund II, L.P. ("Aries Domestic II" and, together with the Aries Reporting Persons, the "Filing Persons"). See attached Exhibit AF which is a copy of their agreement in writing to file this statement jointly on behalf of each of them. The Filing Persons have made, and will continue to make, their own investment decisions.

        (b) The business address of Paramount Capital, Aries Domestic, Aries Domestic II and Dr. Rosenwald is 787 Seventh Avenue, 48th Floor, New York, New York 10019. The business address for Aries Fund is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

        (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,(2) a Subchapter S corporation incorporated in the State of Delaware. Paramount Capital is the General Partner of Aries Domestic,(3) a limited partnership organized under the laws of Delaware.

--------------------

(1) In September of 1998 Aries Trust transferred all of its assets to Aries Fund. All references to "Aries Trust" with respect to events occurring after September, 1998, should be read as Aries Fund.

(2) Please see Exhibit B, filed herewith, indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

(3) Please see Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partner, officers and directors. Exhibit C is herein incorporated by reference.

                               Page 7 of 14 Pages

        Paramount Capital is the Investment Manager to Aries Fund,(4) a Cayman Island exempted company. Paramount is the General Partner of Aries Domestic II,(5) a limited partnership organized under the laws of Delaware.

        (d) Dr. Rosenwald, Paramount Capital, Aries Domestic, Aries Domestic II and Aries Fund and their respective officers, directors, general partners, investment managers, and trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Dr. Rosenwald, Paramount Capital, Aries Domestic, Aries Domestic II and Aries Fund and their respective officers, directors, general partners, investment managers, and trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or funding any violation with respect to such laws.

        (f)    Dr. Rosenwald is a citizen of the United States.

Item 3.        Source and Amount of Funds or Other Consideration

               The information contained in Item 3 to the Schedule is hereby amended by adding the following:

               Between July 30, 1999 and September 14, 1999, Aries Fund, Aries Domestic and Aries Domestic II used their respective general funds to purchase 207,309, 118,956 and 80,855 shares of Common Stock (additional "Purchased Common Stock"), respectively, on the open market. Further, on August 30, 1999, the Issuer declared a dividend on the outstanding shares Series D Preferred Stock, which was paid in shares of Common Stock of the Issuer (the "Series D Dividend"). Aries Fund received 363,592 shares of Common Stock of the Issuer as a result of its ownership of 49,020 shares of Series D Preferred Stock and Aries Domestic received 195,777 shares of Common Stock of the Issuer as a result of its ownership of 26,395 shares of Series D Preferred Stock. Simultaneously, with the Series D dividend, the Issuer declared a dividend on its outstanding shares of Series A Preferred Stock, which was paid in shares of Common Stock of the Issuer (the "Series A Dividend"). The Aries Fund received 692,334 shares of Common

---------------
(4) Please see Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

(5) Please see Exhibit AG indicating the general partner of Aries Domestic II and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partner, officers and directors. Exhibit AG is herein incorporated by reference.

                               Page 8 of 14 Pages

Stock of the Issuer as a result of its ownership of 180,700 shares of Series A Preferred Stock and Aries Domestic received 268,581 shares of Common Stock of the Issuer as a result of its ownership of 70,100 shares of Series A Preferred Stock.

                    Aries Fund made the following purchases:

Date                      No. of Shares         Purchase Price
----                      -------------         --------------
08/02/99                       3,440              $   2.685
08/05/99                       2,133              $   2.750
08/09/99                       3,440              $   2.630
08/09/99                       3,440              $   2.563
08/10/99                       3,440              $   2.613
08/10/99                       6,880              $   2.611
08/11/99                       6,880              $   2.547
08/11/99                       6,880              $   2.500
08/12/99                       3,440              $   2.790
08/12/99                       3,440              $   2.550
08/13/99                       3,440              $   2.664
08/13/99                       6,880              $   2.688
08/16/99                       3,440              $   2.750
08/16/99                       3,440              $   2.763
08/17/99                       3,440              $   2.810
08/18/99                       3,440              $   2.750
08/18/99                       3,440              $   2.710
08/19/99                       3,440              $   2.938
08/19/99                       6,880              $   2.570
08/19/99                       3,440              $   2.553
08/20/99                       3,440              $   2.563
08/20/99                       6,880              $   2.628
08/23/99                       3,440              $   2.750
08/23/99                       3,440              $   2.562
08/24/99                       6,880              $   2.415
08/24/99                       6,880              $   2.435
08/25/99                       3,440              $   2.344
08/26/99                       6,880              $   2.625
08/26/99                       6,880              $   2.663
08/30/99                       3,440              $   2.520
08/30/99                       6,880              $   2.433
08/31/99                      13,760              $   2.685
09/01/99                       6,880              $   2.531
09/02/99                       6,880              $   2.442
09/09/99                      11,451              $   2.375
09/10/99                      11,451              $   2.375
09/13/99                       6,857              $   2.406


                               Page 9 of 14 Pages

09/14/99                       6,857              $   2.438



                  Aries Domestic made the following purchases:


Date                       No. of Shares         Purchase Price
----                       -------------         --------------
08/02/99                        1,480              $   2.685
08/05/99                          917              $   2.750
08/05/99                        1,480              $   2.746
08/06/99                        8,877              $   2.677
08/06/99                        5,918              $   2.720
08/09/99                        1,480              $   2.630
08/09/99                        1,480              $   2.563
08/10/99                        1,480              $   2.613
08/10/99                        2,959              $   2.611
08/11/99                        2,959              $   2.547
08/11/99                        2,959              $   2.500
08/12/99                        1,480              $   2.790
08/12/99                        1,480              $   2.550
08/13/99                        2,959              $   2.664
08/13/99                        1,480              $   2.688
08/16/99                        1,480              $   2.750
08/16/99                        1,480              $   2.763
08/17/99                        1,480              $   2.810
08/18/99                        1,480              $   2.750
08/18/99                        1,480              $   2.710
08/19/99                        1,480              $   2.938
08/19/99                        1,480              $   2.570
08/19/99                        2,959              $   2.553
08/20/99                        2,959              $   2.563
08/20/99                        1,480              $   2.628
08/23/99                        1,480              $   2.750
08/23/99                        1,480              $   2.562
08/24/99                        2,959              $   2.415
08/24/99                        2,959              $   2.435
08/25/99                        1,480              $   2.344
08/26/99                        2,959              $   2.625
08/26/99                        2,959              $   2.663
08/30/99                        1,480              $   2.520
08/30/99                        2,959              $   2.433
08/31/99                        5,918              $   2.685
09/01/99                        2,959              $   2.531
09/02/99                       16,300              $   2.442
09/09/99                        4,978              $   2.375


                               Page 10 of 14 Pages

   09/10/99                     4,978              $   2.375
   09/13/99                     2,981              $   2.406
   09/14/99                     2,981              $   2.438


                 Aries Domestic II made the following purchases:


Date                      No. of Shares         Purchase Price
----                      -------------         --------------
08/02/99                           81              $   2.685
08/02/99                        5,000              $   2.813
08/03/99                       10,000              $   2.991
08/04/99                       15,000              $   2.708
08/04/99                        5,000              $   2.688
08/05/99                        1,950              $   2.750
08/05/99                           80              $   2.746
08/06/99                          483              $   2.677
08/06/99                          322              $   2.720
08/09/99                           80              $   2.630
08/09/99                           80              $   2.563
08/10/99                           80              $   2.613
08/10/99                          161              $   2.611
08/11/99                          161              $   2.547
08/11/99                          161              $   2.500
08/12/99                           80              $   2.790
08/12/99                           80              $   2.550
08/13/99                          161              $   2.664
08/13/99                           80              $   2.688
08/16/99                           80              $   2.750
08/16/99                           80              $   2.763
08/17/99                           80              $   2.810
08/18/99                           80              $   2.750
08/18/99                           80              $   2.710
08/19/99                          161              $   2.938
08/19/99                           80              $   2.570
08/19/99                           80              $   2.553
08/20/99                           80              $   2.563
08/20/99                          161              $   2.628
08/23/99                           80              $   2.750
08/23/99                           80              $   2.562
08/24/99                          161              $   2.415
08/24/99                          161              $   2.435
08/25/99                           80              $   2.344
08/26/99                          161              $   2.625
08/26/99                          161              $   2.663


                               Page 11 of 14 Pages

08/30/99                           80              $   2.520
08/30/99                          161              $   2.433
08/31/99                          322              $   2.685
09/01/99                          161              $   2.531
09/03/99                       10,000              $   2.438
09/03/99                       16,700              $   2.381
09/07/99                       16,700              $   2.344
09/09/99                          271              $   2.375
09/10/99                          271              $   2.375
09/13/99                          162              $   2.406
09/14/99                          162              $   2.438


Item 5.        Interest in Securities of Issuer.

        The information contained in Item 5 to the Schedule is hereby amended and supplemented to read as follows:

               (a) As of August 9, 1999: Dr. Rosenwald, as the sole shareholder of Paramount Capital and as the holder of Placement Warrants and Advisory Warrants, may be deemed beneficially to own 26,784,481 shares or 67.1% of the Issuer's Common Stock; Paramount Capital, through the acquisitions of securities by Aries Fund, Aries Domestic and Aries Domestic II, may be deemed beneficially to own 24,057,609 shares or 64.5% of the Issuer's Common Stock. Aries Fund, Aries Domestic and Aries Domestic II may be deemed beneficially to own the following numbers of shares of Common Stock:

                      Aries Fund                     16,060,131
                      Aries Domestic                  7,858,219
                      Aries Domestic II                 139,258

                      Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, the Filing Persons disclaim beneficial ownership of all the Common Stock except the Purchased Common Stock. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, the Filing Persons each disclaim beneficial ownership of the securities held by each other.

                      The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of September 14, 1999, Dr. Rosenwald, Paramount Capital and Aries Trust may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended)
                      59.6 %, 57.0 % and 40.8 %,

                               Page 12 of 14 Pages
                      respectively, of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

               (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote and to dispose or to direct the disposition of those shares owned by each of Aries Fund, Aries Domestic and Aries Domestic II. Dr. Rosenwald has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares underlying the Placement Warrants and Advisory Warrants held by him

               (c) Other than certain of the open market purchases of Common Stock reported in Item 3 and in Item 3 of Amendment No. 15 to Schedule 13D filed on August 9, 1999, the Filing Persons have not engaged in any transactions in the Common Stock of the Issuer in the past 60 days.

               (d)&(e)              Not applicable.




                               Page 13 of 14 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                 PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:  September 14, 1999
        New York, NY             By: ________________________________
                                     Lindsay A. Rosenwald, M.D.
                                     Chairman


                                     THE ARIES MASTER FUND
                                     By: Paramount Capital Asset Management,
                                         Inc.
                                         Investment Manager

Dated:  September 14, 1999
        New York, NY             By: ________________________________
                                     Lindsay A. Rosenwald, M.D.
                                     Chairman

                                     ARIES DOMESTIC FUND, L.P.
                                     By: Paramount Capital Asset Management,
                                         Inc.
                                         General Partner

Dated:  September 14, 1999
        New York, NY             By: ________________________________
                                     Lindsay A. Rosenwald, M.D.
                                     Chairman

                                     ARIES DOMESTIC FUND II, L.P.
                                     By: Paramount Capital Asset Management,
                                         Inc.
                                         General Partner

Dated:  September 14, 1999
        New York, NY             By: ________________________________
                                     Lindsay A. Rosenwald, M.D.
                                     Chairman


Dated:  September 14, 1999
        New York, NY             ____________________________________
                                     Lindsay A. Rosenwald, M.D.


                               Page 14 of 14 Pages